August 16, 2006

Howard B. Katz
Chief Executive Officer
MDwerks, Inc.
1020 N.W. 6th Street
Deerfield Beach, Florida 33442

Re: MDwerks, Inc.
Registration Statement on Form SB-2
Amended on August 10, 2006
File No. 333-132296

Dear Mr. Katz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements for the period ended June 30, 2006 and 2005 pages F-18 – F-30

Note 6 – Stockholders' Deficiency, pages F-25 – F-30

Preferred Stock, pages F-25 – F-26

1. We note your response to comment 3. We are still unclear how you determined the relative fair values of five units of Series A Convertible Preferred Stock and the associated detachable warrants issued on March 22, 2006. Please provide your detailed methodology for doing so. Additionally, based on your most recent amendment it appears that 28.33 units of Series A Convertible Preferred Stock which included warrants to purchase up to 20,000 shares of Common Stock were issued between February 1, 2006 and June 30, 2006. Please tell us whether these issuances superseded your previous issuance of five units and how you determined the relative fair values of these preferred stock units and warrants and why no additional beneficial conversion feature was recognized.

Registration Rights, pages F-29 – F-30

2. We note your response to comment 4. It appears from your disclosure that the $588,686 increase in the fair value of warrants during the six months ended June 30, 2006 is simply an increase in value of warrants existing at December 31, 2005 and does not include the fair value of 566,667 new warrants issued with 28.33 units of Convertible Preferred Stock. Please note that as the new warrants have registration rights, their fair value should be recognized as a liability rather than equity prior to effectiveness of your registration statement under EITF 00-19. Please revise your document to reflect the fair value of these warrants as a liability or advise.

Part II

Recent Sales of Unregistered Securities

3. In those instances where you have issued securities in reliance upon Regulation D of the Securities Act, please advise us how you complied with the limitation on the manner of offering pursuant to Item 502(c).

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Matt Maulbeck, Accountant, at (202) 551-3466 or Steve Jacobs, Branch Chief, at (202) 551-3404 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Stephen P. Katz, Esq. (*via facsimile*)